U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

        Renaissance US Growth Investment Trust PLC
        formerly named Renaissance US Growth and Income Trust PLC
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   (Last)                           (First)             (Middle)
        8080 N. Central Expressway
        Suite 210 LB-59
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                                    (Street)

        Dallas                       TX                 75206
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

        Integrated Security Systems, Inc. (IZZI)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

        None - Foreign

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4.   Statement for Month/Year

        October 11, 2002
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5.   If Amendment, Date of Original (Month/Year)

        November 1998
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                                      393,259         D
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Common Stock - PIK                                                                                 95,215         D
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Common Stock                          09/11/02       J(1)            9,572        A      $0.22      9,572         D
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(1) Represents shares of Common Stock received by the Filer as payment in kind of dividends on preferred stock and interest due on promissory notes.


 (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Warrants                                                                     Common      12,500   $1.75      12,500    D
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Warrants                                                                     Common     125,000   $0.80     125,000    D
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Warrants                                                                     Common     181,818   $0.80     181,818    D
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Warrants                                                                     Common     364,299   $0.549    364,299    D
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$150,000 Series D
Preferred Stock                                                              Common     187,500   $0.80     187,500    D
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Warrants                                                                     Common     125,000   $1.00     125,000    D
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Series F Cumulative
Preferred Stock                                                              Common   2,714,945   $0.20   2,714,945    D
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Series G Cumulative
Preferred Stock                                                              Common  17,504,125   $0.20  17,504,125    D
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Warrants                                                                     Common   1,625,000   $0.20   1,625,000    D
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Explanation of Responses: Renaissance US Growth and Income Trust PLC is the beneficial owner of more than 10% of the Company's commmon stock on a fully converted basis. The Investment Manager is Renaissance Capital Group, Inc., which is also Investment Advisor for Renaissance Capital Growth & Income Fund III, Inc., which also owns securities of Integrated Security Systems, Inc.

                                                         October 11, 2002
------------/S/-----------------------                   -----------------------
      **Signature of Reporting Person                             Date
Russell Cleveland, President & CEO,
Renaissance Capital Group, Inc.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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